# SEC Schedule 13D/A (Amendment No. 34) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CMB.TECH NV, CIK 0001604481
CUSIP: B38564108
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: DE GERLACHEKAAI 20, ANTWERP, Belgium (C9), 2000
Date of event which requires filing of this statement: 06/17/2026
Amends the filing with accession number 0000919574-25-005040
Filed by CIK 0001910283
Persons authorized to receive notices and communications: Ludovic Saverys, Compagnie Maritime Belge NV, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Compagnie Maritime Belge NV (CIK 0001910283): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 178,726,458; sole dispositive power 0; shared dispositive power 178,726,458; aggregate amount beneficially owned 178,726,458 (61.6% of the class)
  Comment: The reported percentage in line 13 is based on 290,169,769 Ordinary Shares outstanding as of April 1, 2026 (not including the Treasury Shares), as reported in the Issuer's annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (the "Commission") on April 21, 2026.
- Saverco NV (CIK 0001910284): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: working capital (WC); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (61.6% of the class)
  Comment: The Source of Funds in line 4 is as to 24,400 Ordinary Shares owned directly by Saverco NV.
  
  The reported percentage in line 13 is based on 290,169,769 Ordinary Shares outstanding as of April 1, 2026 (not including the Treasury Shares), as reported in the Issuer's annual report on Form 20-F, as filed with the Commission on April 21, 2026.
- Alexander Saverys (CIK 0001910281): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (61.6% of the class)
  Comment: The reported percentage in line 13 is based on 290,169,769 Ordinary Shares outstanding as of April 1, 2026 (not including the Treasury Shares), as reported in the Issuer's annual report on Form 20-F, as filed with the Commission on April 21, 2026.
- Ludovic Saverys (CIK 0001910282): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (61.6% of the class)
  Comment: The reported percentage in line 13 is based on 290,169,769 Ordinary Shares outstanding as of April 1, 2026 (not including the Treasury Shares), as reported in the Issuer's annual report on Form 20-F, as filed with the Commission on April 21, 2026.
- Michael Saverys (CIK 0001910280): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 178,750,858; sole dispositive power 0; shared dispositive power 178,750,858; aggregate amount beneficially owned 178,750,858 (61.6% of the class)
  Comment: The reported percentage in line 13 is based on 290,169,769 Ordinary Shares outstanding as of April 1, 2026 (not including the Treasury Shares), as reported in the Issuer's annual report on Form 20-F, as filed with the Commission on April 21, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: CMB.TECH NV
Address of issuer's principal executive offices: DE GERLACHEKAAI 20, ANTWERP, Belgium (C9), 2000
Comment:
This Amendment No. 34 (this "Amendment") to Schedule 13D relates to ordinary shares, no par value (the "Ordinary Shares"), of CMB.TECH NV (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed with the Commission on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022, Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023, Amendment No. 18 thereto filed with the Commission on February 16, 2023, Amendment No. 19 thereto filed with the Commission on March 24, 2023, Amendment No. 20 thereto filed with the Commission on October 10, 2023, Amendment No. 21 thereto filed with the Commission on November 24, 2023, Amendment No. 22 thereto filed with the Commission on December 22, 2023, Amendment No. 23 thereto filed with the Commission on February 16, 2024, Amendment No. 24 thereto filed with the Commission on March 19, 2024, Amendment No. 25 thereto filed with the Commission on March 25, 2024, Amendment No. 26 thereto filed with the Commission on March 29, 2024, Amendment No. 27 thereto filed with the Commission on April 3, 2024, Amendment No. 28 thereto filed with the Commission on October 9, 2024, Amendment No. 29 thereto filed with the Commission on October 23, 2024, Amendment No. 30 thereto filed with the Commission on November 22, 2024, Amendment No. 31 thereto filed with the Commission on May 30, 2025, Amendment No. 32 thereto filed with the Commission on August 14, 2025 and Amendment No. 33 filed with the Commission on August 20, 2025 (as amended and supplemented, the "Original Schedule 13D," and as further amended and supplemented by this Amendment, the "Schedule 13D"). This Amendment is being filed to report the entry by Compagnie Maritime Belge NV ("CMB") into a USD 500,000,000 revolving credit facility and the grant of security over the Ordinary Shares beneficially owned by CMB, as described herein.

Capitalized terms used but not defined in this Amendment No. 34 have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 34 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 17, 2026, CMB entered into a USD 500,000,000 revolving credit facility agreement (the "Facility Agreement") and a securities pledge agreement (the "Securities Pledge Agreement") with certain banks. In connection with the transaction, CMB pledged all of its current and future Ordinary Shares of the Issuer as collateral for its obligations under the Facility Agreement. The pledged securities include the 178,726,458 Ordinary Shares directly held by CMB. The Facility Agreement and the Securities Pledge Agreement include financial and other covenants and customary events of default.

The Facility Agreement refinanced $250,000,000 of the Borrower's existing USD 500,000,000 syndicated term loan facility agreement dated August 12, 2025 and provides a $250,000,000 revolving credit facility, the proceeds of which may be used for, among other things, asset acquisitions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) - (e) of the Original Schedule 13D is hereby amended and restated as follows: The aggregate number of Ordinary Shares beneficially owned by each Reporting Person is set forth on line 11 of such Reporting Person's cover sheet and is incorporated herein. The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of such Reporting Person's cover sheet and is incorporated herein. Such percentage was calculated for each Reporting Person based 290,169,769 Ordinary Shares outstanding as of April 1, 2026 (not including treasury shares), as reported in the Issuer's annual report on Form 20-F, as filed with the Securities and Exchange Commission on April 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this Schedule 13D, CMB directly owns 178,726,458 Ordinary Shares, and has the shared power to vote or direct the vote, and to dispose or direct the disposition, of 178,726,458 Ordinary Shares. Saverco NV directly owns 24,400 Ordinary Shares, and the Reporting Persons (other than CMB) do not directly own any Ordinary Shares. The Reporting Persons (other than CMB) have the shared power to vote or direct the vote, and to dispose or direct the disposition, of 178,750,858 Ordinary Shares.
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor (to the Reporting Persons' knowledge) any person set forth in Item 2 of the Original 13D, has engaged in any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby amended to add the following:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

## Signatures
- Compagnie Maritime Belge NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (07/29/2026)
- Saverco NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (07/29/2026)
- Alexander Saverys: /s/ Alexander Saverys, Alexander Saverys (07/29/2026)
- Ludovic Saverys: /s/ Ludovic Saverys, Ludovic Saverys (07/29/2026)
- Michael Saverys: /s/ Michael Saverys, Michael Saverys (07/29/2026)